United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Apple Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Apple Inc.

RE: The case for voting FOR Proposal No. 5 on the 2026 Proxy Ballot (“China Entanglement Audit”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Proposal No. 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Proposal No. 5, sponsored and presented by the National Center for Public Policy Research (“NCPPR” or the “Proponent”), on the 2026 proxy ballot of Apple Inc. (“Apple” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request that the Board of Directors of Apple conduct an evaluation and issue a report within the next year, at reasonable cost and excluding confidential information, assessing risks and costs associated with the company’s continued entanglement with the People’s Republic of China.

The Fiduciary Case for a China Entanglement Audit

For over a decade, Apple has constructed a business model that links to the People’s Republic of China (PRC). This entanglement is no longer merely an operational choice; It has become an existential vulnerability. While the Company’s Board of Directors argues in its opposition statement that current disclosures are “extensive,” these disclosures fail to provide the quantified, scenario-based financial analysis required for shareholders to assess the resilience of their investment in an increasingly volatile geopolitical climate.

NLPC sponsored a proposal that addressed similar concerns in 2023.1 We believe the Board’s opposition to NCPPR’s Proposal No. 5 reflects a dangerous complacency.2 This report details why Apple’s “business as usual” approach in China is a high-risk strategy that ignores the escalating costs of production, the persistent threat of intellectual property theft, and the legal risks associated with complicity in human rights abuses. This report points out to investors the need for transparency that Apple’s management has withheld.

I. The Financial ‘Time Bomb:’ Quantifying the 145% Tariff Threat

Apple’s primary defense against shareholder concerns is the claim that it already regularly updates shareholders on material risks. However, recent geopolitical developments have rendered Apple’s boilerplate risk factors as seriously deficient. In early 2025, a comprehensive reciprocal tariff regime totaling 145% (a 125% general import tariff combined with a 20% surcharge) effectively reshaped the electronics industry.3

For a company that manufactures approximately 90% of its products in China, this is not a marginal cost increase; It is a fundamental disruption of the iPhone’s margin structure.4 Analysts have warned that these tariffs could add as much as $10 billion annually to Apple’s production expenses for the iPhone alone.

1 See https://nlpc.org/wp-content/uploads/2022/12/Apple-2023-proposal-China-audit-revised.pdf

2 See https://www.sec.gov/Archives/edgar/data/1958085/000109690623000372/nlpc_px14a6g.htm

3 “Trump says there are no tariff exceptions in his trade war, despite electronics exemptions,” CBS News, April 14, 2025. See https://www.cbsnews.com/news/trump-tariffs-exceptions-exemption-china-electronics-apple/

4 “$2150 for an iPhone? Trump tariffs are ‘category 5 price storm’ - analyst,” The Guardian, April 11, 2025. See https://www.theguardian.com/us-news/2025/apr/11/iphone-apple-trump-tariffs-tech-us-china

While Apple secured a temporary “electronics carve-out” in April 2025, this relief is conditional and subject to immediate reversal if the Company fails to meet aggressive domestic manufacturing and investment targets.[5] Furthermore, a new 25% “American Made” surcharge was threatened in May 2025 for iPhones assembled in India and Vietnam, specifically targeting those who attempt to bypass U.S. duties by shifting assembly while maintaining Chinese sub-component dependencies.[6] In its most recent quarterly filings, Apple reported that Greater China revenue stood at $64.4 billion for fiscal year 2025, representing a significant softening in a critical market.[7] Without action on Proposal No. 5, the “China Entanglement Audit,” investors cannot judge whether Apple’s current strategy is a viable path forward or a slow-motion financial catastrophe.

II. The ‘Diversification Mirage:’ India and Vietnam’s Hidden Dependency

Apple’s opposition statement highlights its American Manufacturing Program (AMP) and a total $600 billion investment commitment in the United States over four years.8 While these figures are designed to suggest a pivot toward domestic production, they do not solve the immediate problem of Apple’s China-centered supply chain.

The move to India and Vietnam is often touted as a success, but research reveals a diversification mirage. While final assembly of iPhones is occurring in India, these factories remain critically dependent on Chinese-made subcomponents, including sensors, circuit boards, and batteries.9 Reports indicate that manufacturing costs in these alternative hubs are actually 5% to 10% higher than in China, largely due to the logistical burden of importing components from the PRC.10

5 Mike Wuerthele. “Trump gives Apple a giant break with wide-ranging tariff exemptions,” AppleInsider, April 12, 2025. See https://appleinsider.com/articles/25/04/12/trump-gives-apple-a-giant-break-with-wide-ranging-tariff-exemptions

6 Nisha Gopalan. “Trump Says Apple Must Pay ‘Tariff of At Least 25%’ on iPhones Not Made in US,” Investopedia, May 23, 2025. See https://www.investopedia.com/trump-says-apple-must-pay-tariff-of-at-least-25-on-iphones-not-made-in-us-11740763

7 “Press release issued by Apple Inc. on October 30, 2025,” U.S. Securities and Exchange Commission, October 30, 2025. See https://www.sec.gov/Archives/edgar/data/320193/000032019325000077/a8-kex991q4202509272025.htm

8 “Apple increases U.S. commitment to $600 billion, announces ambitious program,” Apple Newsroom, August 6, 2025. See https://www.apple.com/newsroom/2025/08/apple-increases-us-commitment-to-600-billion-usd-announces-ambitious-program/

9 Dashveenjit Kaur. “Beyond the hype: Can Apple manufacturing in India replace China supremacy?” Tech Wire Asia, August 22, 2025. See https://techwireasia.com/2025/08/apple-manufacturing-india-china-analysis-2025/

10 “How and why China, not Donald Trump, may be bigger threat to Apple’s ‘Make in India’ plans for iPhones,” Times of India, June 10, 2025. See https://timesofindia.indiatimes.com/technology/tech-news/how-and-why-china-not-donald-trump-may-be-bigger-threat-to-apples-make-in-india-plans-for-iphones/articleshow/121752202.cms

Furthermore, the PRC government has begun to weaponize its engineering and technical superiority to slow Apple’s exit. In 2025, Chinese authorities reportedly recalled over 300 engineers and technicians from Foxconn’s plants in India and restricted the export of essential capital equipment required for iPhone 17 production.11 This state-sponsored sabotage has thrown “a spanner in the works” of Apple’s expansion plans, yet the Company continues to present its diversification efforts as seamless to the investing public.12 Shareholders deserve to know the true timeline and cost implications of this shift.

III. Intellectual Property: Nurturing a Global Competitor

The Board’s opposition statement claims it oversees “threats to our competitive position if we fail to adequately protect and enforce our intellectual property rights.” However, the evidence suggests this oversight has been a failure.

In 2023 and 2024, the U.S. Department of Justice unsealed further indictments against former Apple engineers for stealing proprietary autonomous vehicle data to benefit PRC firms.13 One engineer, Weibao Wang, allegedly siphoned off Apple’s “entire autonomy source code” before fleeing to Guangzhou.14 Since these breaches, Chinese firms—often supported by state subsidies and stolen R&D—have emerged as the global leaders in autonomous vehicle technology.15

As investigative journalist Patrick McGee makes clear in his 2025 analysis, Apple in China, the decision to manufacture 90% of products in China has created an “existential vulnerability” that effectively “nurture(s) the conditions for Chinese technology to outpace American innovation,” according to the New York Times.16 By providing the PRC with the blueprint for advanced manufacturing and silicon engineering, Apple has empowered a geopolitical rival that now seeks to displace it.17 The requested audit would force Apple to finally quantify the dollar value of its intellectual property at risk.

11 “China’s export ban on engineers and equipment disrupts manufacturing overseas,” The Straits Times, January 29, 2025. See https://www.straitstimes.com/world/china-export-ban-on-engineers-and-equipment-disrupts-manufacturing-overseas

12 Sourabh Sharma. “Apple’s India Plan Hit as Foxconn Recalls Engineers,” Nifty Trader, July 7, 2025. See https://www.niftytrader.in/markets/apples-india-plans-hit-snag-as-foxconn-recalls-chinese-engineers-iphone-17-timeline-at-risk/amp/

13 “US charges ex-Apple engineer with stealing trade secrets, then fleeing to China,” Reuters, May 16, 2023. See https://www.theguardian.com/technology/2023/may/16/apple-employee-charged-stolen-self-driving-car-tech-china

14 Malcolm Owen. “Third ex-Apple engineer charged over Apple Car technology theft,” AppleInsider, May 16, 2023. See https://appleinsider.com/articles/23/05/16/third-ex-apple-engineer-charged-over-apple-car-technology-theft

15 Kurt Knutsson. “The overlooked danger of Chinese self-driving cars on roads in America,” Fox News, July 29, 2024. See https://www.foxnews.com/tech/overlooked-danger-chinese-self-driving-cars-roads-america

16 Patrick McGee. "Apple in China | Book by Patrick McGee | Official Publisher Page," Simon & Schuster, viewed Jan. 21, 2026. See https://www.simonandschuster.com/books/Apple-in-China/Patrick-McGee/9781668053379

17 Leong Chung & Wei Bernard. “How Apple Accidentally Built China’s Tech Superpower and Can’t Escape with Patrick McGee,” Analyse Asia, June 25, 2025. See https://www.analyse.asia/how-apple-accidentally-built-chinas-tech-superpower-and-cant-escape-with-patrick-mcgee/

IV. Human Rights Complicity and Litigation Risk

Apple’s opposition points to its voluntary “People and Environment” reports as proof of its ethical standards. NLPC contends these reports are increasingly viewed as “whitewashing” mechanisms that ignore the systemic reality of state-imposed forced labor.18

The Uyghur Forced Labor Prevention Act (UFLPA) is a current and severe enforcement priority. In 2025, U.S. Customs and Border Protection (CBP) denied thousands of electronics shipments due to suspected links to forced labor in Xinjiang.[19] Despite Apple’s public commitments, independent investigations continue to find that Apple’s primary suppliers, such as Foxconn in Zhengzhou, rely on “dispatch workers” and student labor systems that deny workers basic rights and are often used as conduits for government-mandated labor transfers.[20]

V. The Litigation Warning

The legal landscape for generic risk disclosures is shifting. In September 2025, the U.S. Court of Appeals for the Second Circuit in City of Hialeah Employees’ Retirement System v. Peloton Interactive reinstated a securities fraud lawsuit alleging that a company’s “hypothetical” risk factor disclosures were misleading because the risks had already begun to materialize.21 Apple’s continued use of abstract language to describe its China risks—while 145% tariffs and supply chain blockades are already in effect—could expose the Company to massive class-action litigation.22 A proactive “China Entanglement Audit” is not “prescriptive” as the Board contends.

18 Paul Chesser. “Apple Whitewashes Its China Human Rights Record,” National Legal and Policy Center, June 2, 2021. See https://archive.nlpc.org/2021/06/02/apple-whitewashes-its-china-human-rights-record/

19 “2025 Updates to the Strategy to Prevent the Importation of Goods Mined, Produced, or Manufactured with Forced Labor in the People's Republic of China,” Department of Homeland Security, August 19, 2025. See https://www.dhs.gov/2025-updates-strategy-prevent-importation-goods-mined-produced-or-manufactured-forced-labor-peoples

20 “Apple’s Dependence on China in Its Supply Chain,” China Labor Watch, September 2025. See https://chinalaborwatch.org/wp-content/uploads/2025/09/Foxconn-Report-2025-25-sep.pdf

21 John Jenkins. “Securities Litigation: 2nd Circuit Reinstates Hypothetical Risk Factor Claim,” The Corporate Counsel, September 2, 2025. See https://www.thecorporatecounsel.net/blog/2025/09/securities-litigation-2nd-circuit-reinstates-hypothetical-risk-factor-claim.html

22 “Potential Liability for Failure to Update Hypothetical Risk Factor Disclosure,” Baker Botts, September 11, 2025. See https://www.bakerbotts.com/thought-leadership/publications/2025/september/potential-liability-for-failure-to-update-hypothetical-risk-factor

It is a necessary legal safeguard to prevent Apple from being charged with providing materially misleading information to the SEC.23

VI. Deconstructing the Board’s Opposition Arguments

Board Argument 1: The proposal is “highly prescriptive” and interferes with “ordinary business.”

NLPC Rebuttal: This is a boilerplate defense intended to shield management from accountability for major strategic failures. Deciding whether to maintain a 90% production dependency on a hostile foreign power is a governance and strategic issue, not a routine operational task. When a single geopolitical event, such as a conflict over Taiwan, could “abruptly eliminate” 20% of the Company’s revenue, it is the duty of the Board to provide shareholders with a formal, quantified risk assessment.[24] If Apple and CEO Tim Cook didn’t learn their lessons from the disastrous consequences for the Company from China’s “zero COVID” policies[25] – beyond their mild, useless tinkering by sending some parts manufacturing to India and Vietnam – then what will make them learn?

Board Argument 2: Apple already provides “extensive information” on international operations.

NLPC Rebuttal: Apple provides volume, not value. Listing 50 countries where Apple sells products does not help an investor understand the specific financial exposure of the supply chain in the PRC. The Board’s refusal to provide “quantified information” on the cost implications of high-tariff scenarios suggests they either do not have the data or are afraid of what the data reveals.

Board Argument 3: The Board and management maintain “active oversight.”

NLPC Rebuttal: If oversight were effective, Apple would not be facing a $10 billion annual tariff “time bomb” and sales declines in China. The current “Risk Oversight Committee” structure lacks the public accountability that a formal, shareholder-requested audit would provide.26

23 Timothy K. Halloran. “Second Circuit Opinion Highlights Need for Public Companies to Revisit Risk Disclosures,” The National Law Review, September 29, 2025. See https://natlawreview.com/article/second-circuit-opinion-highlights-need-public-companies-revisit-risk-disclosures

24 Joel Litman. “Apple’s China Problem is Worse Than it Seems,” Altimetry, Feb. 26, 2025. See https://altimetry.com/articles/apples-china-problem-is-worse-than-it-seems

25 Luke Perlot. “Has Apple Learned Anything After Its Third Straight Quarterly Sales Decline?,” August 4, 2023. See https://nlpc.org/featured-news/has-apple-learned-anything-after-its-third-straight-quarterly-sales-decline/

26 Ibid.

Conclusion: Vote FOR Proposal No. 5

Apple Inc. is currently a captive of its own Chinese manufacturing base. Proposal No. 5, requesting a “China Entanglement Audit,” is a common-sense request for transparency that would allow shareholders to evaluate the true risks of their investment.

Without this report, investors are left with a materially misleading picture of a company that claims to be “American” and “diversifying” while remaining fundamentally tethered to the CCP’s political and economic whims. The potential for sudden, catastrophic loss—whether through tariffs, IP theft, or geopolitical conflict—is too high for the Board to continue hiding behind generic disclosures.

For the protection of your investment and the long-term integrity of the Company, NLPC urges our fellow Apple shareholders to vote FOR Proposal No. 5.

Photo credits:

Page 2 – Xi Jinping/UN Geneva, Creative Commons

Page 3 – An iPhone assembly worker in China/DanielFoster437, Creative Commons

Page 5 – Freedom 4 Uyghurs protest/FitzClick, Creative Commons

Page 6 – Apple CEO Tim Cook/ tuaulamac, Creative Commons

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For questions regarding National Legal and Policy Center’s support for Apple Inc. Proposal No. 5 – requesting the Board of Directors to produce a “China Entanglement Audit” report, sponsored by National Center for Public Policy Research – please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.